SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports Record Operating Income of NIS 8.7 Million in the Second Quarter of 2004 dated August 12, 2004.

                                                                          Item 1

Press Release
                                                           Source: Internet Gold

Internet Gold Reports Record Operating Income of NIS 8.7 Million in the Second Quarter of 2004

Thursday August 12, 7:30 am ET

Revenues up by 21% compared with the same quarter in 2003

The new 015 International telephony service is up and running

PETACH TIKVA, Israel, Aug. 12 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today reported its unaudited financial results for the second quarter of 2004.

     Key Highlights:
     * International telephony service was launched successfully on August 7th, along with an aggressive advertising campaign.
     * Broadband customer base up by 31% during the first half of 2004.
     * Operating income increased to NIS 8.7 million (US$1.9 million), a 69% increase compared with the same quarter in 2003 and a 14% increase compared with the previous quarter.
     * Revenues in the second quarter of 2004 increased to NIS 53.2 million (US$11.8 million), a 21% increase compared with the same quarter of 2003 and a 4% increase compared with the previous quarter.
     * Gross profit rate in the second quarter of 2004 continued to rise to a record high of 59.4% up from 46.6% in the second quarter of 2003 and 55.7% in the previous quarter.
     * Gold Mind, Internet Gold's wholly owned subsidiary, reported a 140% revenue increase compared with the same quarter of 2003 and a 27% revenue increase compared with the previous quarter.
     * MSN Israel, Internet Gold's successful partnership with Microsoft, reported a 94.8% increase in net income compared with the previous quarter.
     * MSN Messenger reached 630,000 users, up 26% from the previous quarter.

Internet Gold's CEO, Eli Holtzman, commented, "We are very pleased to report another successful quarter during which we sustained good financial results while increasing our Broadband customer base. Our operating income, as well as our gross profit rate reached a new record high. Cash flow from operations in the second quarter totaled NIS 15.6 million (US$3.5 million), a 36.8% increase compared with the previous quarter. Despite our competitive market we continued to increase our Broadband customer base by 10% during the second quarter and by 31% during the first half of 2004."

"Gold Mind Ltd., our wholly owned subsidiary specializing in development and sales of value added services and rich Internet content, successfully achieved a 140% increase in sales in the second quarter compared with the same quarter in 2003. The demand for our Value Added Services continued to grow and Gold Mind's revenues reached a new record high."

"Internet Gold International, Internet Gold's subsidiary specializing in international Internet and communication services that holds a 15.2% interest in Compulink, a Greek ISP, recorded an additional impairment charge of NIS 0.9 million (US$0.2 million) this quarter due to Compulink's deteriorating financial situation. With this latest impairment charge Internet Gold International has written of its entire investment in Compulink and its operations can no longer adversely influence our results."

"MSN Israel, Internet Gold's partnership with Microsoft, continued its positive operating trend, reporting an increase of 94.8% in net income compared with the previous quarter and a 19% increase in operating income compared with the previous quarter. Its gross profit rate in the second quarter of 2004 continued to rise to a record high of 57.9% up from 43% in the previous quarter. We believe that the increase in the Israeli e-advertising and search engine markets will continue to grow."

"Another complimentary activity in our strategy is Gold Trade Ltd. in which we currently hold 48.3%. Gold Trade results are reported in our financials on an equity basis. Gold Trade provides a variety of online shopping and transactional opportunities directly to consumers through its well known P-1000 brand and also reach its existing client list with outgoing telemarketing. Gold Trade's new management is currently evaluating its activities and its revenues structure and is considering focusing on its online activity."

Mr. Holtzman concluded: "I am proud to note that the above strong financial results were achieved along with the completion of our preparations to provide international telephony services. A few days ago, we successfully launched our international telephony service which we believe will start contributing to the company's financial results in the fourth quarter of this year. We are currently executing an aggressive penetration advertising campaign which will increase our marketing expense in the third quarter and anticipate that we will achieve a substantial market share in the international telephony market in Israel."

Financial Results

Internet Gold's revenues totaled NIS 53.2 million (US$11.8 million) in the second quarter of 2004, compared with NIS 51 million (US$11.3 million) in the previous quarter and NIS 44 million (US$9.8 million) in the comparable quarter of 2003.

Gross profit for the second quarter increased to NIS 31.6 million (US$7.0 million) from NIS 28.4 million (US$6.3 million) in the previous quarter and NIS
20.5 million (US$4.6 million) in the comparable quarter of 2003.

Cash flow from operations in the second quarter totaled NIS 15.6 million (US$3.5 million) compared with NIS 11.4 million (US$2.5 million) in the previous quarter and NIS 3.3 million (US$0.7 million) in the comparable quarter of 2003.

Second quarter sales and marketing expenses totaled NIS 17.4 million (US$3.9 million) versus NIS 14.9 million (US$3.3 million) in the previous quarter and NIS 9.9 million (US$2.2 million) in the comparable quarter of 2003. The increase is due to Internet Gold's advertising campaigns over TV, radio and the Internet to counter the sharp competition in Israel's broadband Internet market.

Operating income for the second quarter totaled NIS 8.7 million (US$1.9 million), compared with NIS 7.7 million (US$1.7 million) for the previous quarter (restated) and NIS 5.2 million (US$1.2 million) for the comparable quarter of 2003. Operating income for the first half of 2004 totaled NIS 16.4 million (US$3.6 million), compared with NIS 10.0 million (US$2.2 million) for the comparable period of 2003.

Second quarter net income was NIS 5.7 million (US$1.3 million), or NIS 0.31 (US$ 0.07) per share, compared with NIS 6 million (US$1.3 million) (restated), or NIS
0.32 (US$0.07) per share (restated), in the previous quarter. The net income for the first half of 2004 was NIS 11.6 million (US$2.6 million), or NIS 0.63 (US$ 0.14) per share, compared with NIS 3.2 million (US$0.7 million), or NIS 0.17 (US$0.04) per share, in the comparable period of 2003.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold is also an International Telephony operator providing its services to all Israeli consumers under the prefix of 015.

Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services.

For additional information about Internet Gold, please visit our Website at http://www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold +972 3 939-9848 idita@co.zahav.net.il


    Consolidated Balance Sheets
                                                                   Convenience
                                                                   translation
                                                                          into
                                                                  U.S. dollars
                                                               NIS 4.497=US$ 1
                              June 30      June 30  December 31        June 30
                                 2004         2003         2003           2004
                           (Unaudited)  (Unaudited)    (Audited)    (Unaudited)
                           New Israeli Shekels - in thousands           US$ in
                                                                     thousands
    Current assets
    Cash and cash equivalents  94,918       79,950       81,891       21,107
    Trade receivables, net     40,241       31,135       35,569        8,948
    Other receivables           9,143       12,139       12,769        2,033
    Deferred taxes                620          986        1,914          138

    Total current assets      144,922      124,210      132,143       32,226

    Investments
    Deferred taxes                 14        1,479           21            3
    Long-term investments           -        4,159        1,550            -
    Long-term loans                 -        4,014            -            -

                                   14        9,652        1,571            3

    Property and equipment,
     net                       33,402       29,018       29,160        7,428

    Other assets and deferred
     charges                   88,937        1,606       51,130       19,777

    Total assets              267,275      164,486      214,004       59,434

    Internet Gold - Golden Lines Ltd.
                                                                   Convenience
                                                                   translation
                                                                          into
                                                                  U.S. dollars
                                                               NIS 4.497=US$ 1
                           June 30         June 30 December 31         June 30
                              2004            2003        2003            2004
                        (Unaudited)     (Unaudited)   (Audited)     (Unaudited)
                          New Israeli Shekels - in thousands            US$ in
                                                                     thousands
    Current liabilities
    Short-term bank loans       6,620        4,123        5,259        1,472
    Accounts payable           60,535      *21,148      *37,091       13,461
    Other payables             13,541      *11,647      *13,537        3,011

    Total current liabilities  80,696       36,918       55,887       17,944

    Long-term liabilities
    Long-term obligations under
     lease agreement           41,840          711       27,389        9,304
    Deferred revenues              14           69           23            3
    Liability for termination of
     employer-
     employee relations, net    5,447        4,161        4,928        1,211
    Company's share in excess of
     liabilities over assets in
      investees                 9,566       15,694        7,706        2,127

    Total long-term
     liabilities               56,867       20,635       40,046       12,645

    Shareholders' equity
    Ordinary shares               197          197          197           44
    Additional paid
     in capital               215,040      215,040      215,040       47,819
    Accumulated deficit       (85,525)    (108,304)     (97,166)     (19,018)

    Total shareholders'
     equity                   129,712      106,933      118,071       28,845

    Total liabilities and
     shareholders' equity     267,275      164,486      214,004       59,434

     * Reclassified

    Internet Gold - Golden Lines Ltd.

    Consolidated Statements of Operations

                              Six month period ended  Three month period ended
                                     June 30                     June 30
                                2004           2003         2004         2003
                            (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                    New Israeli Shekels - in thousands

    Revenues                   104,175       87,860      53,199       43,955

    Costs and expenses:
    Cost of revenues            44,191       47,735      21,625       23,468
    Selling and marketing
     expenses                   32,285       19,541      17,370        9,917
    General and
     administrative expenses    11,311       10,552       5,481        5,408


    Total costs and             87,787      77,828       44,476       38,793
     expenses
    Income from operations      16,388      10,032        8,723        5,162

    Financing expenses, net         89       6,780          549        5,722
    Other expenses, net          1,498          16          856           12

    Net income(loss)
     after financing expenses   14,801       3,236        7,318         (572)

    Income tax                   1,301      (2,465)         782       (2,465)
    Net income after
     income tax                 13,500       5,701        6,536        1,893
    Company's share
    in net loss of investees     1,859       2,536          885        1,844

    Net income                  11,641       3,165        5,651           49
    Income per share
    Net income per
     NIS 0.01 par value of
      shares (in NIS)             0.63        0.17         0.31        0.003
    Weighted average
     number of shares
     outstanding
      (in thousands)            18,432      18,432       18,432       18,432

                                                                Convenience
                                                                translation
                                                                    into
                                                                U.S. dollars
                                                              NIS 4.497=US$ 1
                                                             Six month period
                                       Year ended              ended June 30
                                       December 31                  2004
                                           2003                  (Unaudited)
                                        (Audited)             US$ in thousands
                           New Israeli Shekels - in thousands
    Revenues                             179,642                   23,165

    Costs and expenses:
    Cost of revenues                      92,871                    9,827
    Selling and
     marketing
     expenses                             41,393                    7,179
    General and
     administrative expenses              21,908                    2,515

    Total costs and expenses             156,172                   19,521

    Income from operations                23,470                    3,644
    Financing expenses, net                3,235                       20

    Other expenses, net                    2,592                      333

    Net income(loss) after
     financing expenses                   17,643                    3,291

    Income tax                            (1,935)                     289

    Net income after income tax           19,578                    3,002
    Company's share
     in net loss of investees              5,275                      413

    Net income                            14,303                    2,589

    Income per share
    Net income per NIS 0.01
     par value of shares
     (in NIS)                               0.78                     0.14

    Weighted average
    number of shares
    outstanding
     (in thousands)                       18,432                   18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 12, 2004